UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42462

MINT INCORPORATION LIMITED

(Translation of registrant’s name into English)

503 Park Tower, 15 Austin Road,
Tsim Sha Tsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2025, Mint Incorporation Limited (the “Company”) made available its interim condensed consolidated financial statements and related notes for the six months ended September 30, 2024, a copy of which is attached as Exhibit 99.1.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Unaudited Financial Results as of and for the six-month period ended September 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2025	Mint Incorporation Limited

	By:	/s/ Hoi Lung CHAN
	Name:	Hoi Lung CHAN
	Title:	Chief Executive Officer and Director

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